EXHIBIT 11
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF NET INCOME (LOSS)
PER COMMON SHARE
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Net Income (loss) attributable to CCIC stockholders	$188,584	$171,077	$(310,940)	$(114,332)	$(104,727)
Dividends on preferred stock and losses on purchases of preferred stock	(2,629)	(22,940)	(20,806)	(20,806)	(20,806)
Net Income (loss) attributable to CCIC stockholders, after deduction of dividends on preferred stock and losses on purchases of preferred stock	185,955	148,137	(331,746)	(135,138)	(125,533)
Weighted-average number of common shares outstanding (in thousands):
Basic weighted-average number of common shares outstanding	289,285	283,821	286,764	286,622	282,007
Effect of assumed dilution from potential common shares relating to stock options and restricted stock awards	1,985	2,126	—	—	—
Diluted weighted-average number of common shares outstanding	291,270	285,947	286,764	286,622	282,007
Net Income (loss) attributable to CCIC stockholders, after deduction of dividends on preferred stock, per common share:
Basic	$0.64	$0.52	$(1.16)	$(0.47)	$(0.45)
Diluted	$0.64	$0.52	$(1.16)	$(0.47)	$(0.45)